Mobile Area
Networks, Inc.
(OTCBB: “MANW”)
www.mobiLAN®.com

Total Plastic Molding & Technology Solutions….by “MANW”

August 11, 2009

Mr. Bret Johnson

Division of Corporation Finance

Mail Stop 4631

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:  Form 10-K and Forms 10-Q

Dear Mr. Johnson:

Attached are copies of the proposed changes to our annual and quarterly reports.

I have attached the title pages so that you can discern the period that the changes pertain to.

For the Form 10-K as of December 31, 2008, I have hi-lited in yellow my suggested changes.

For the Forms 10-Q as of March 31, 2009 and June 30, 2009, I have hi-lited in yellow the proposed change to our Item 307 disclosure.  For the section 302 certifications, I have submitted new certifications for each officer for each quarter.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I will fax our submission initially and then later in the day mail it.

Sincerely,

Jerald R. Hoeft

Chief Financial Officer

2772 Depot Street  • Sanford,  Florida, USA  32773 • Ph. 407-333-2350  • Fax 407-333-9903 http://www.mobilan.com